March 24, 2016

Sam Brutlag

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

CCA Investments Trust

Dear Ms. Brutlag:

On January 29, 2016, CCA Investments Trust (the "Registrant"), filed Post-Effective Amendment No. 7 to its Registration Statement under the Securities Act of 1933 on Form N-1A to reflect certain changes in its investment strategy and include a new benchmark for the Funds. You provided comments by phone to Cassandra Borchers on March 10, 2016.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1.  You note certain items in the prospectus will be updated on amendment.  When will those be updated?

Response.  Any missing or incomplete information is being updated with the 485(b) filing, which includes the annual update of financial information, to be filed by March 29, 2016.

Comment 2.  On page 7 of the prospectus, in the Principal Risks section, please consider adding a description of “emerging markets”.

Response.  The following has been added:

“At times the Fund may have exposure to developing countries or emerging markets, which countries may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights.”

Comment 3.  Please revise the Performance Table for each Fund so that the presentation is less confusing.  Please consider:

*moving down the header for Institutional Class

*working with shading to be clear which inception date relates to each share class

*With respect to Load Class, “return before taxes” should not be bold

*Review the footnotes and other information underneath the Performance Table, to be sure it is presented appropriately.

Response.  We have incorporated your comments and revised the Performance Tables.  Below is the CCA Core Return Fund table (the CCA Aggressive Return Fund table has the same presentation and formatting):

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2015)

	One Year	Since Inception (12/26/2012)*	Since Inception (5/23/2014)**
Institutional Class*
Return before taxes	-3.68%	0.54%
Return after taxes on distributions	-4.17%	-0.14%
Return after taxes on distributions and sale of Fund shares	-2.08%	0.11%
Investor Class*
Return before taxes	-3.95%	0.25%
Load Class**
Return before taxes	-3.96%		-4.52%
Barclays Global Aggregate Bond Index***	-3.15%	-1.74%	-3.87%
MSCI USA IMI Index	0.03%	14.21%	5.36%
MSCI EAFE IMI Index	0.49%	5.62%	-4.36%
MSCI Emerging Markets IMI Index	-13.86%	-5.82%	-12.62%
Blended Index****	-2.93%	1.68%	-3.20%
Prior Blended Benchmark*****	-2.96%	1.70%	-3.30%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.   Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.  After-tax returns are shown for only the Institutional Class shares and after-tax returns for other share classes will vary.

***The Barclays Global Aggregate Bond Index has replaced the Prior Blended Benchmark as the primary benchmark because it is the broad-based securities market index that represents the largest portion of the new Blended Index.

****The Blended Index is a composite benchmark index consisting of 50% Barclays Global Aggregate Bond Index, 18% MSCI US Investable Market Index, 20% MSCI EAFE Investable Market Index, and 12% MSCI Emerging Markets Investable Market Index.  Barclays Global Aggregate Bond Index, a proxy for the Total Global Investment Grade Bond Market, is designed to measure the performance of the global investment grade bond markets.   MSCI USA IMI Index, a proxy of the Total U.S. Equity Market, is designed to measure the performance of the large, mid and small cap segments of the U.S. market.  MSCI EAFE IMI Index, a proxy for the Total Developed Equity Market excluding North America, is designed to measure the performance of the large, mid and small cap segments of the developed markets, excluding North America.  MSCI Emerging Markets IMI Index, a proxy for the Total Emerging Equity Market, is designed to measure the performance of the large, mid and small cap segments of the emerging markets.

*****The Prior Blended Benchmark was a composite benchmark consisting of 55% Barclays Global Aggregate Bond Index, 16% MSCI US Investable Market Index, 18% MSCI EAFE Investable Market Index, and 18% MSCI Emerging Markets Investable Market Index.

Comment 4.  Please note that a blended benchmark cannot serve as the primary benchmark.

Response.  Registrant has reordered the presentation of the benchmarks, such that the Barclays Global Aggregate Bond Index is now the primary benchmark.

Comment 5.  In describing the change in primary benchmark in the footnotes below the Performance Table, please consider adding, “the [Adviser / Fund] believes…”

Response.  The requested revision has been made.  See Response to Comment 3 above.

Comment 6.  In the Principal Investment Strategy section on page 13, please explain what “described securities” is referring to, or consider removing “described”.

Response.  “Described” has been removed from the sentence.

Comment 7.  Under Portfolio Turnover Risk on page 16, consider adding disclosure to reflect the fact that a higher turnover rate could result in higher taxes.

Response.  The requested revision has been made.

Comment 8.  On page 19, you describe the Core Return Fund and Aggressive Return Fund as “complementary vehicles”.  Please explain what you mean by that.

Response.  Registrant has removed that sentence.  The paragraph now reads:

“The CCA Core Return Fund and the CCA Aggressive Return Fund are managed by CCFA and CCA to provide exposure to the world’s investable equity and fixed income securities.  The CCA Aggressive Return Fund is managed to provide investment results that correspond generally to the performance of the top decile of the world’s securities, as determined by CCA’s proprietary algorithm.  The CCA Core Return Fund is managed to provide investment results that correspond generally to the performance of all of the world’s securities.  Investors should invest in the Funds in accordance with their risk tolerance.  Investors that choose to allocate more of their investment to the CCA Aggressive Return Fund should recognize that while the Fund offers potential for greater returns, it also has greater investment risk.”

Comment 9.  On page 24, please revise the heading for Cybersecurity so that it is clear you do not intend this to be a principal risk.

Response.  The requested revision has been made.

Comment 10.  Please confirm that you are relying upon the Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996) no-action letter and that Prior Performance of the Sub-Adviser and portfolio managers presented complies with such no-action relief.  Please confirm there are no other substantially similar accounts that are managed by a different portfolio manager.  In the disclosure, please clarify which Fund is relevant.  Please consider revising “Funds intend” to “Fund intends”.  Also, if the SEC standard method was not used to calculate performance, please explain that, how the performance was calculated; and how it differs.  Please add a sentence confirming that any fee differences do not alter Registrant’s conclusion the accounts and the CCA Core Return Fund are managed in a substantially similar manner.  Please explain what “other things” refers to, or remove.   Also, if the actual fees of the accounts are lower than the operating expenses of the Fund, please explain that using Fund expenses would have lowered the results (or confirm the actual expenses were NOT lower than the Fund) and also disclose whether fees and expenses include sales loads.

Response.  Registrant confirms it is relying upon and has complied with the Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996) no-action letter.  Registrant further confirms there are no other accounts managed in a substantially similar manner that are not included in the composite, or are managed by a different portfolio manager.

Registrant has revised the Prior Performance section:

PRIOR PERFORMANCE INFORMATION OF SUB-ADVISER:

The sub-adviser and the Funds’ portfolio managers have been responsible for managing client accounts prior to serving as the Funds’ sub-adviser.  A portion of these accounts were separately managed accounts that were invested employing the same features of the CCA Core Return Fund’s principal investment strategies, which attempt to capture the performance of the worlds’ investable domestic and international equity and fixed income securities. Consequently, this "Global Portfolio Strategy" is substantially similar to the strategy employed by the CCA Core Return Fund.  The sub-adviser and the Fund’s portfolio managers had full discretionary authority over the selection of investments for those Global Portfolio Strategy accounts, and intend to use substantially the same goals and style of investment management in managing the CCA Core Return Fund.  Effective as of the date of this Prospectus, the CCA Core Return Fund will have substantially the same investment objective, policies and strategies as the Global Portfolio Strategy accounts.

The information for the Global Portfolio Strategy accounts, which includes all client accounts that utilize a substantially similar strategy, is provided to show the past performance of those accounts as measured against the same broad-based securities market indices and blended index as the CCA Core Return Fund.  The performance of the Global Portfolio Strategy accounts does not represent the historical performance of the CCA Core Return Fund, and should not be considered indicative of future performance of any Global Portfolio Strategy accounts or the CCA Core Return Fund.  Future results will differ from past results because of differences in future behavior of the various investment markets, in brokerage commissions, account expenses, the size of positions taken in relation to account size and diversification of securities, and the timing of purchases and sales.  The fee differences between the Global Portfolio Strategy accounts and the CCA Core Return Fund do not alter the sub-adviser’s conclusion that the accounts and the Fund are substantially similar.  In addition, the Global Portfolio Strategy accounts were not subject to certain investment limitations and other restrictions imposed by the Investment Company 1940 Act and the Internal Revenue Code which, if applicable, might have adversely affected the performance of the Global Portfolio Strategy accounts during the periods shown.  Performance of the CCA Core Return Fund for future periods will definitely vary, and some months and some quarters may result in negative performance; indeed, some future years may have negative performance.

The sub-adviser provided the information shown below and calculated the performance information.  The method used to calculate the Global Portfolio Strategy accounts performance differs from the SEC’s standardized method of calculating performance because the Global Portfolio Strategy accounts employed monthly, rather than daily, valuation, and this may produce different results.  The Global Portfolio Strategy accounts' returns shown include realized and unrealized gains plus income, including accrued income.  Returns from cash and cash equivalents in the Global Portfolio Strategy accounts are included in the performance calculations, and the cash and cash equivalents are included in the total assets on which the performance is calculated.  The performance is shown net of actual expenses of the accounts, including investment advisory fees.  However, the actual expenses of the accounts are lower than the operating expenses of the CCA Core Return Fund, and the returns would have been lower if the operating expenses of the Fund had applied.  In addition, the Global Portfolio Strategy accounts were not subject to sales loads, which are applicable to certain classes of CCA Core Return Fund shares, and which also would have adversely affected performance.

Global Portfolio Strategy Accounts

Average Annual Total Returns

For the periods ended December 31, 2015

	1 Year	3 Years	5 Years	10 Years	Since Inception (July 1, 2008)
Global Portfolio Strategy Accounts[1] (actual expenses)	-3.44%	1.66%	2.53%	2.31%	2.31%
Barclays Global Aggregate Bond Index	-3.15%	-1.74%	0.90%	2.40%	2.40%
MSCI USA IMI Index	0.03%	14.06%	11.54%	8.23%	8.23%
MSCI EAFE IMI Index	0.49%	5.69%	3.95%	1.47%	1.47%
MSCI Emerging Markets IMI Index	-13.86%	-6.12%	-4.59%	-1.17%	-1.17%
Blended Index*	-2.93%	2.07%	2.94%	3.27%	3.27%

1 As of December 31, 2015, the Global Portfolio Strategy Accounts assets under management totaled $300 million.

*The composite blended index consists of 50% Barclays Global Aggregate Bond Index, 18% MSCI US Investable Market Index, 20% MSCI EAFE Investable Market Index, and 12% MSCI Emerging Markets Investable Market Index. Barclays Global Aggregate Bond Index, a proxy for the Total Global Investment Grade Bond Market, is designed to measure the performance of the global investment grade bond markets.  MSCI USA IMI Index, a proxy of the Total U.S. Equity Market, is designed to measure the performance of the large, mid and small cap segments of the U.S. market.  MSCI EAFE IMI Index, a proxy for the Total Developed Equity Market excluding North America, is designed to measure the performance of the large, mid and small cap segments of the developed markets, excluding North America.  MSCI Emerging Markets IMI Index, a proxy for the Total Emerging Equity Market, is designed to measure the performance of the large, mid and small cap segments of the emerging markets.

Comment 11.  Please confirm to the staff that the Registrant maintains records as required under Rule 204(a)(16) of the Investment Advisers Act of 1940 to confirm the prior performance results presented.

Response.  Registrant has confirmed that the Funds’ sub-adviser maintains the required records that relate to such prior performance.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at 513-352-6632.

Sincerely,

/s/Cassandra W. Borchers

Cassandra W. Borchers